UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Sealy Corporation

(Name of Company)

Common Stock

(Title of Class of Securities)

812139301

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue, 29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,280,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,280,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,280,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,178,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,178,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,178,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,178,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,178,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,178,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No 812139301

1	NAME OF REPORTING PERSONS Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,280,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,280,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,280,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A6

This constitutes Amendment No. 6 to the statement on Schedule 13D (the “Amendment No. 6”) filed jointly on behalf of H Partners Management, the Partnership, H Partners Capital and Rehan Jaffer, dated and filed November 7, 2011 (the “Statement”), relating to the common stock, $0.01 par value per share, of Sealy Corporation (the “Company”). The Company’s principal executive office is located at Sealy Drive, One Office Parkway, Trinity, North Carolina 27370. This amendment is being filed to report that, since the filing of Amendment No. 5 to the Statement, a material change occurred in the percentage of the shares of Company common stock (the “Shares”) beneficially owned by the Reporting Persons. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 5. Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, H Partners Management may be deemed to beneficially own 17,280,935 Shares of the Company, comprising approximately 16.6% of the outstanding Shares of the Company, based on 103,927,834 Shares outstanding as reported in the Company’s Form 10-Q filed on June 26, 2012.

As of the date hereof, the Partnership may be deemed to beneficially own 9,178,035 Shares of the Company, comprising approximately 8.8% of the outstanding Shares of the Company, based on 103,927,834 Shares outstanding as reported in the Company’s Form 10-Q filed on June 26, 2012.

As of the date hereof, H Partners Capital may be deemed to beneficially own 9,178,035 Shares of the Company, comprising approximately 8.8% of the outstanding Shares of the Company, based on 103,927,834 Shares outstanding as reported in the Company’s Form 10-Q filed on June 26, 2012.

As of the date hereof, Rehan Jaffer may be deemed to beneficially own 17,280,935 Shares of the Company, comprising approximately 16.6% of the outstanding Shares of the Company, based on 103,927,834 Shares outstanding as reported in the Company’s Form 10-Q filed on June 26, 2012.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

(b) The Reporting Persons have shared dispositive and voting power over the Shares reported on this Schedule 13D.

(c) The following table details the transactions effected by the Reporting Persons in the Shares in the last sixty (60) days:

H Partners LP; H Partners Capital, LLC

Date of Transaction	Number of Shares Acquired	Price Per Share
August 21, 2012	1,374,000	$1.60

H Partners Management, LLC; Rehan Jaffer

Date of Transaction	Number of Shares Acquired	Price Per Share
August 21, 2012	1,800,000[1]	$1.60

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

1 The number of Shares disclosed for which beneficial ownership was acquired by H Partners Management and Rehan Jaffer on August 21, 2012 includes the Shares disclosed for which beneficial ownership was acquired by the Partnership and H Partners Capital on August 21, 2012.

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012

H Partners Management, LLC

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP
By: H Partners Capital, LLC, its General Partner

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer